DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-110076
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-1100076
Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated February 29, 2004 to the Partnership's prospectus dated December 4, 2003.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                  February 2004


The redemption value for Citigroup Diversified Futures Fund L.P. was $1,060.48 per unit at the end of February, up 8.7% for the month and up 9.4% for the year 2004.

     February was a strong month across virtually all market sectors. Global economic growth, a weak U.S. dollar and increasing demand for commodities were the primary themes driving positive returns. Towards the end of the month, some of these trends started to show signs of weakness and maturity.

Global fixed income was the strongest sector as short-term rates remained low and yield curves remained steep, underpinned by continued accommodative policy by the U.S. central bank. The best results in the sector were achieved in the Euro bund and the U.S. 10-year note and 30-year bond. Continued concern over the record U.S. budget deficit and current account imbalance kept downward pressure on the U.S. dollar and resulted in slight losses in the currency sector. Equity markets continued to rally in accordance with global growth.

Trading in energy, grains and industrial metals was profitable among the commodities, as global demand remained strong supported by persistent dollar weakness. Energy markets, with the exception of natural gas, continued to move higher in reaction to low inventory concerns. Soybean prices continue to trend higher as poor growing conditions in Latin America threaten supply. Base metals maintained lofty levels due to low inventory levels and increased global demand, particularly from China.

As the month closed, signs of an upside correction in the dollar developed. If a sharp dollar rally were to occur, this could impact the Fund's positions that have been generally profiting from a declining U.S. dollar for several months.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.


Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                           For the Period February 1,
                            Through February 29, 2004

                                                       Percent
                                                     of Average
                                                     Net Assets

Realized gains from trading            $15,191,124       3.73%
Change in unrealized gains/losses
     from trading                       27,496,868       6.75
                                       -----------      ------
                                        42,687,992      10.48
Less, Brokerage commissions
     and clearing fees ($99,637)         2,095,371       0.51
                                       -----------       -----
Net realized and unrealized gains       40,592,621       9.96
Interest Income                            223,735       0.05
                                       -----------      ------
                                        40,816,356      10.02
                                       -----------      ------
Less, Expenses:
     Management fees                       658,051       0.16
     Incentive fees                      6,088,044       1.49
     Other expenses                         11,863         --
                                       -----------       -----
                                         6,757,958       1.66
                                       -----------
Net Income                              34,058,398       8.36%
                                        ----------       -----

Additions ( 614.9557 G.P. units
at January 31, 2004 net asset
value per unit of $975.68)                 600,000

Additions ( 64,201.3775 L.P. units
at January 31, 2004 net asset
value per unit of $975.68)              62,640,000

Redemptions ( 1,073.6682 L.P. units
at February 29, 2004 net asset
value per unit of $1,060.48)            (1,138,604)
                                       -----------
Increase in net assets                  96,159,794
Net assets January 31, 2004            327,963,192
                                       -----------
Net assets February 29, 2004          $424,122,986
                                       ------------

Net Asset Value per unit
  ($424,122,986 / 400,367.3791 Units)    $1,059.33
                                       ------------

Redemption value per unit  (Note 1)      $1,060.48
                                       ------------

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $1,060.48.

The net asset value per unit of $1,059.33 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.


By: /s/ Daniel R. McAuliffe, Jr.
        ---------------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures LLC
        General Partner, Citigroup
        Diversified Futures Fund L.P.